                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.--___)

                            Lexford Residential Trust
                            -------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, $.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    528933 10
                                    ---------
                                 (CUSIP Number)

                                Gary A. Zdolshek
                         1111 Superior Avenue, Suite 900
                              Cleveland, Ohio 44114
                                 (216) 241-2800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 528933 10                  13D                            Page 2 of 18

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Brown, Gibbons, Lang & Company, L.P., an Ohio limited partnership 34-1817368

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC, BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               12,930
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            12,930
PERSON WITH                        10       SHARED DISPOSITIVE POWER
                                                     -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,930

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than one percent

14       TYPE OF REPORTING PERSON

         PN

CUSIP NO. 528933 10                  13D                            Page 3 of 18



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary A. Zdolshek

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)            [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             28,930
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            -0-
PERSON WITH                         10      SHARED DISPOSITIVE POWER
                                                     28,930


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,930

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than one percent

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 528933 10                  13D                            Page 4 of 18

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BOCP Holdings Corporation, an Ohio corporation
         31-1384400

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF (WC of corporate parent)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            216,090
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                          -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                         216,090
PERSON WITH                         10      SHARED DISPOSITIVE POWER
                                                  -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,090

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 528933 10                  13D                            Page 5 of 18


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         H. Jeffrey Schwartz

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               122,288
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             36,000
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            115,641
PERSON WITH                         10      SHARED DISPOSITIVE POWER
                                                     36,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,288

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 528933 10                  13D                            Page 6 of 18

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairmount Investors, L.L.L.P., a Colorado limited liability limited partnership 34-1849329

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC, BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               94,826
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            94,826
PERSON WITH                         10      SHARED DISPOSITIVE POWER
                                                     -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94,826

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than one percent

14       TYPE OF REPORTING PERSON

         PN

CUSIP NO. 528933 10                  13D                            Page 7 of 18

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Glenn C. Pollack

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            86,007
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                          -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                         80,393
PERSON WITH                         10      SHARED DISPOSITIVE POWER
                                                  -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         48,854

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than one percent

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 528933 10                  13D                            Page 8 of 18


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James C. George

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            255,044
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                          -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                         255,044
PERSON WITH                         10       SHARED DISPOSITIVE POWER
                                                  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         215,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 528933 10                  13D                            Page 9 of 18


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stanley E. Pollack

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)          [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                            4,310
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                          -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                         4,310
PERSON WITH                        10       SHARED DISPOSITIVE POWER
                                                  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than one percent

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 528933 10                  13D                           Page 10 of 18


ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), of Lexford Residential Trust, a Maryland real estate investment trust ("Lexford"). The principal executive offices of Lexford are located at 41 South High Street, Suite 2410, Columbus, Ohio 43215.

 ITEM 2.          IDENTITY AND BACKGROUND

                  This Schedule 13D is filed jointly by the following persons (individually, a "Reporting Person," and collectively, the "Reporting Persons"):
(i) Brown, Gibbons, Lang & Company, L.P., an Ohio limited partnership ("Brown Gibbons"), (ii) Gary A. Zdolshek, (iii) BOCP Holdings Corporation, an Ohio corporation ("BOCP"), (iv) H. Jeffrey Schwartz, (v) Fairmount Investors, L.L.L.P., a Colorado limited liability limited partnership ("Fairmount"), (vi) Glenn C. Pollack, (vii) James C. George, and (viii) Stanley E. Pollack. The Reporting Persons have filed this Schedule 13D because they may be deemed to be a "group" and therefore a single "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Reporting Persons may be deemed to have acted in concert in connection with their purchases of Common Shares because they discussed their purchases, purchased Common Shares through the same agent and from the same block of shares, secured financing from the same source, and agreed to share certain expenses related to the purchase. The Reporting Persons do not admit that they acted in concert or are a "group" or a single "person" for purposes of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, and each of the Reporting Persons disclaims beneficial ownership of any Common Shares held by any other Reporting Person.

                  The following information is set forth on Appendix A, which is annexed hereto and incorporated by reference herein: (i) for each person filing this statement that is a business entity, that entity's principal business, state of incorporation or organization, type of entity, business address, and the address of its principal office if different from the business address, whether such entity is a broker-dealer, bank, insurance company, investment adviser, employee benefit plan, pension fund, endowment fund or parent holding company, and, to the extent applicable, the name, residence or business address, and place of citizenship of each general partner, of each director, and of each person that is in control of such entity, and of the president, secretary, treasurer and any vice president in charge of a principal business function, and the present principal occupation or employment or each such person and the name, principal business and address of the organization by which each such person is employed, and (ii) for each person filing this statement that is an individual, such individual's business or residence address, present principal occupation or employment, and the name, principal business and business address of the organization by which such individual is employed. Each of the individuals referred to above is a citizen of the United States. The Reporting Persons, together with the individuals and entities identified on Appendix A, are referred to herein as the "Item 2 Persons."

                  During the last five years, none of the Item 2 Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                  Information with respect to each of the Item 2 Persons is given solely by the Reporting Person under whose name such entity or individual is listed on Appendix A. No Reporting Person is responsible for the completeness or accuracy of the information concerning Item 2 Persons that it did not provide information for; however, no Reporting Person knows or has reason to believe that such information is inaccurate.

CUSIP NO. 528933 10                  13D                           Page 11 of 18


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Each of the purchases described in this Item 3 were open-market transactions executed by BOCP on October 1, 1998 at a price of $16.75 per Common Share.

                  Brown Gibbons acquired 12,930 Common Shares for an aggregate purchase price of $216,577.50. Brown Gibbon's purchase of Common Shares was funded $108,288.75 from working capital and $108,288.75 from a margin loan from Banc One Capital Markets, Inc. ("Banc One Capital"), an affiliate of BOCP.

                  Mr. Zdolshek acquired 12,930 Common Shares for an aggregate purchase price of $216,577.50. Mr. Zdolshek's purchase of Common Shares was funded $108,288.75 from personal funds and borrowings under a personal line of credit with Key Bank and $108,288.75 from a margin loan from Banc One Capital.

                  BOCP acquired 216,090 Common Shares for an aggregate purchase price of $3,619,507.50. The parent company of BOCP, Banc One Capital Holdings Corporation, provided the funding for this acquisition from working capital.

                  Mr. Schwartz acquired 73,274 Common Shares for an aggregate purchase price of $1,227,339.56. Mr. Schwartz's purchase of Common Shares was funded $613,669.75 from personal funds and borrowings under personal and margin lines of credit, and $613,669.75 from a margin loan made by Banc One Capital.

                  Fairmount acquired 94,826 Common Shares for an aggregate purchase price of $1,588,335.50. Fairmount's purchase of Common Shares was funded $794,167.75 from cash on hand and $794,167.75 from a margin loan from Banc One Capital.

                  Mr. Glenn Pollack acquired 17,240 Common Shares for an aggregate purchase price of $288,770. Mr. Glenn Pollack's purchase of Common Shares was funded $144,385 from a personal loan made by a bank in the ordinary course of its business and $144,385 from a margin loan from Banc One Capital.

                  Mr. George acquired 215,000 Common Shares for an aggregate purchase price of $3,601,250. Mr. George's purchase of Common Shares was funded $1,800,000 from personal funds and $1,801,250 from a margin loan from Banc One Capital.

                  Mr. Stanley Pollack acquired 4,310 Common Shares for an aggregate purchase price of $79,192.50. Mr. Stanley Pollack's purchase of Common Shares was funded from personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  Each of the Reporting Persons intends to hold its Common Shares for investment purposes only. Each of the Reporting Persons may, at any time and from time to time, sell some or all of its Common Shares in private, open-market or engage in other transactions involving the Common Shares, subject to any restrictions, regulations, registrations or filings required by law.

                  As disclosed in Item 2, the Reporting Persons have filed this
Schedule 13D because they may be deemed to be a "group" and therefore a single "person" as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons may be deemed to have acted in concert in connection with the purchase of Common Shares because they discussed their purchases, purchased through the same agent and from the same block of Common Shares, secured financing from the same source, and agreed to share certain expenses related to the purchase. The Reporting Persons do not admit that they acted in concert or are a "group" or a single "person" for purposes of Section 13(d) of the Exchange Act, and each of the Reporting Persons disclaims beneficial ownership of any Common Shares held by any other Reporting Person.

CUSIP NO. 528933 10                  13D                           Page 12 of 18

                  Each of Mr. Jeffrey Schwartz and Mr. Glenn Pollack holds options to acquire 4,000 Common Shares that are currently exercisable or become exercisable within the next 60 days and each owns 22,000 Common Shares held by a rabbi trust as part of a directors compensation plan maintained by Lexford that each has the right to receive within 60 days under certain circumstances. The rabbi trust is administered by a trustee appointed by Lexford and no information was provided in Item 2 for this trust.

                  Except as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to formulate plans or proposals, and to take any action required to implement such plans or proposals, in the future with respect to any or all of the matters referred to in this Item 4 or with respect to any other matters the Reporting Person deems advisable. Consistent with each of their investment purposes, each of the Reporting Persons reserves the right, either alone or together with one or more persons (including other Reporting Persons), to have discussions with management, members of the board of directors and other shareholders (including other Reporting Persons) of Lexford regarding its operations and plans for the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Except as otherwise indicated in this Item 5(a), information with respect to the number of Common Shares and the percentage of issued and outstanding Common Shares beneficially owned by each of the Reporting Persons is set forth in Items 7-11 and 13 of the cover pages of this Schedule 13D under such Reporting Person's name. The totals for each of Mr. Jeffrey Schwartz and Mr. Glenn Pollack reflect the information disclosed in Item 4 with regards to options to purchase Common Shares. If the Reporting Persons were deemed a "group" and therefore a single "person" for purposes of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, the Reporting Persons collectively would beneficially own 856,425 Common Shares, or 9.0% of the outstanding Common Shares.

                  (b) Except as set forth in this Item 5(b), information with respect to the sole or shared voting and dispositive power of each of the Reporting Persons is set forth in Items 7-10 of the cover pages of this Schedule 13D.

                  Mr. Jeffrey Schwartz and Mr. Glenn Pollack have voting power, but not dispositive power, over 6,647 and 5,614 restricted Common Shares, respectively, held in the rabbi trust described in Item 4. The totals shown for Mr. Jeffrey Schwartz and Mr. Glenn Pollack do not include 12,067 and 12,116 restricted Common Shares, respectively, held by that rabbi trust over which they do not exercise either voting or dispositive power. Mr. Schwartz shares voting power over certain of the Common Shares that are held in a joint account with his wife, Lori R. Schwartz. Mr. Zdolshek shares voting power over the Common Shares because they are held in a joint account with his wife, Gayle Zdolshek.

                  (c) A description of each transaction effected during the last 60 days by each of the Reporting Persons, other than the transactions set forth in Item 3, is set forth in Appendix B.

                  (d) If Mr. Glenn Pollack or Mr. Jeffrey Schwartz exercise their repective right to participate in a tax loan program provided by the trustee of the rabbi trust discussed in Item 4, Lexford has the right to receive certain dividends from 8,000 Common Shares purchased thereby by each of them through the exercise of such options granted to each of them in their capacity as directors of Lexford. Except as otherwise indicated in this
Item 5(d), no person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

                  (e) Not applicable.

CUSIP NO. 528933 10                  13D                           Page 13 of 18


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  As disclosed in Item 3, each of the Reporting Persons, except BOCP, received a margin loan from Banc One Capital to finance part of the purchase of Common Shares. Each of these margin loans is secured by some or all of the Common Shares purchased by the Reporting Person. Default on a margin loan made by Banc One Capital could result in Banc One Capital, an affiliate of BOCP, receiving voting and dispositive power over the Common Shares currently owned by the defaulting Reporting Person through foreclosure. The Reporting Persons agreed to share certain expenses related to the purchase of Common Shares by adding $0.125 to the price of each Common Share purchased through BOCP. This increase is reflected in the purchase price described in Item 3. The Reporting Persons, except for Mr. George, have discussed, but not agreed to, the payment of fees to certain persons, including Brown Gibbons, BOCP and Mr. George's financial adviser, in the event this investment is successful. Other arrangements among the Reporting Persons are described in Item 4.

                  Except as disclosed in this Item 6, none of the Item 2 Persons has any contracts or arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Lexford, including but not limited to the sharing of fees or expenses, the transfer or voting of Lexford Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, guarantees against losses, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D

                  B.    Form of Margin Loan Agreement for Banc One Capital, Inc.

CUSIP NO. 528933 10                  13D                           Page 14 of 18


                                                                      APPENDIX A

                   ITEM 2--IDENTITY AND BACKGROUND INFORMATION
                      WITH RESPECT TO THE REPORTING PERSONS


BROWN GIBBONS:

                  The general partner of Brown Gibbons is Brown, Gibbons, Lang & Company, Inc., an Ohio corporation ("BGLC"). Brown Gibbons is an investment banking firm. BGLC was formed to act as the general partner of Brown Gibbons and certain related entities. The executive and corporate officers of BGLC are Michael E. Gibbons, Chairman and Chief Executive Officer, and Scott H. Lang, President. Each of Messrs. Gibbons and Lang are investment bankers with Brown Gibbons. The principal business address of each of Brown Gibbons, BGLC, and Messrs. Gibbons and Lang is 1111 Superior Avenue, Suite 900, Cleveland,
Ohio 44114.

GARY A. ZDOLSHEK:

                  Mr. Zdolshek is an investment banker with Brown Gibbons and his principal business address is 1111 Superior Avenue, Suite 900, Cleveland, Ohio 44114.

H. JEFFREY SCHWARTZ:

                  Mr. Schwartz is a partner in the law firm of Benesch, Friedlander, Coplan & Aronoff LLP. The principal business address of both Mr. Schwartz and his firm is 2300 BP America Building, 200 Public Square, Cleveland, Ohio 44114. Mr. Schwartz is also a director of Lexford.

FAIRMOUNT:

                  Fairmount is a Colorado limited liability partnership primarily engaged in investing. The general partners of Fairmount are Edward C. Smith, Sarah H. P. Smith and Mary H. Laurent. Mr. Smith is the Chief Executive Officer and Managing Member of Oakwood Laboratories, L.L.C. ("Oakwood"), a drug development company. Mrs. Smith is a homemaker and Ms. Laurent is a student. The principal business address of each of Fairmount, Oakwood, and Edward and Sarah Smith is 7670 First Place, P.O. Box 461027, Oakwood, Ohio 44146. The principal address of Mary H. Laurent, the daughter of Edward and Sarah Smith, is 309 Braddock Avenue #304, Pittsburgh, Pennsylvania 15221.

GLENN C. POLLACK:

                  Mr. Glenn Pollack is an investment banker with Brown Gibbons and his principal business address is 1111 Superior Avenue, Suite 900, Cleveland, Ohio 44114. Mr. Schwartz is also a director of Lexford.

JAMES C. GEORGE:

                  Mr. George is a sales executive with Zenith Industries and the principal business address of Mr. George and Zenith Industries is 34025 Harper Drive, Clinton Township, Michigan 48038.

STANLEY E. POLLACK:

                  Mr. Stanley Pollack is a physician with Hillcrest Hospital and his principal address is 32100 Gates Mills Road, Pepper Pike, Ohio 44124. The principal business address of Hillcrest Hospital is 6770 Mayfield Road, Mayfield Heights, Ohio 44124.

CUSIP NO. 528933 10                  13D                           Page 15 of 18


BOCP:

                  BOCP is a wholly owned subsidiary of Banc One Capital Holdings Corporation, which is a wholly owned subsidiary of Banc One Corporation. The principal business address of each of BOCP, Banc One Capital Holdings Corporation and Banc One Corporation is 150 E. Gay Street, 24th Floor, Columbus, Ohio 43215. Each of BOCP and Banc One Capital Holdings Corporation is a holding corporation for investment funds. Banc One Corporation is a bank. The executive officers and directors for each of BOCP, Banc One Capital Holdings Corporation and Banc One Corporation are listed below

BOCP Holdings Corporation:

         Board of Directors:

         Ronald D. Brooks, 150 E. Gay St., 24th Fl., Columbus, OH 43215 Michael J. Endres, 150 E. Gay St., 24th Fl., Columbus, OH 43215 James J. Henson, 150 E. Gay St., 24th Fl., Columbus, OH 43215 David J. Kundert, 1111 Polaris Parkway - B2, Columbus, OH 43240 John B. McCoy, 100 E. Broad Street, Columbus, OH 43215
         David R. Meuse, 150 E. Gay St., 24th Fl., Columbus, OH 43215

         Executive Committee of the Board of Directors:

         Ronald D. Brooks, 150 E. Gay St., 24th Fl., Columbus, OH 43215 Michael J. Endres, 150 E. Gay St., 24th Fl., Columbus, OH 43215 David R. Meuse, 150 E. Gay St., 24th Fl., Columbus, OH 43215

         Executive Officers:

         Michael J. Endres      President, 150 E. Gay St., 24th Fl., Columbus,
                                OH 43215
         James J. Henson        Managing Director, General Counsel and Secretary
                                150 E. Gay St., 24th Fl., Columbus, OH 43215
         Brad L. Pospichel      Treasurer, 150 E. Gay St., 24th Fl., Columbus,
                                OH 43215

Banc One Capital Holdings Corporation:

         Board of Directors:

         Ronald D. Brooks, 150 E. Gay St., 24th Fl., Columbus, OH 43215 Michael J. Endres, 150 E. Gay St., 24th Fl., Columbus, OH 43215 James J. Henson, 150 E. Gay St., 24th Fl., Columbus, OH 43215 David J. Kundert, 1111 Polaris Parkway - B2, Columbus, OH 43240 John B. McCoy, 100 E. Broad Street, Columbus, OH 43215
         David R. Meuse, 150 E. Gay St., 24th Fl., Columbus, OH 43215

         Executive Officers:

         David R. Meuse         Chairman, President and Chief Executive
                                Officer, 150 E. Gay St., 24th Fl., Columbus,
                                OH 43215
         James J. Henson        Managing Director, General Counsel, Secretary
                                and Assistant Treasurer, 150 E. Gay St.,
                                24th Fl., Columbus, OH 43215

         Brad L. Pospichel      Managing Director and Treasurer, 150 E. Gay St.,
                                24th Fl., Columbus, OH 43215

CUSIP NO. 528933 10                  13D                           Page 16 of 18


Banc One Corporation (Directors and Corporate Officers):


John H. Bryan                             Laban P. Jackson, Jr.
Chairman of the Board and                 Chairman and Chief Executive Officer
  Chief Executive Officer                 Clear Creek Properties, Inc.
Sara Lee Corporation                      2365 Harrodsburg Road, Suite B230
Three First National Plaza                Lexington, KY 40504-3300
Suite 4400 (mail) or 4700 (messenger)
Chicago, IL 60602-4260

Siegfried Buschmann                       John W. Kessler
Chairman and Chief Executive              Chairman
  Officer                                 The New Albany Company
The Budd Company                          P.O. Box 490
3155 West Big Beaver Road                 New Albany, OH 43054
P.O. Box 2601
Troy, MI 48007-2601

James S. Crown                            Richard J. Lehmann
General Partner                           Vice Chairman
Henry Crown and Company                   BANK ONE CORPORATION
222 North LaSalle Street                  One First National Plaza
Suite 2000                                Chicago, IL 60670
Chicago, IL 60601

Bennett Dorrance                          William G. Lowrie
Private Investigator                      President
Chairman, Managing Director               Amoco Corporation
DMB Associates                            200 East Randolph Drive, 30th Floor
4201 N. 24th Street, Suite 120            Chicago, IL 60601-7125
Phoenix, AZ 85016

Dr. Maureen A. Fay, O.P.                  Richard A. Manoogian
President                                 Chairman and Chief Executive
University of Detroit Mercy                 Officer
4001 West McNichols                       Masco Corporation
(P.O. Box 19900)                          21001 Van Born Road
Detroit, MI 48221 (48219-0900)            Taylor, MI 48180

John R. Hall                              William T. McCormick, Jr.
Retired Chairman, Chief Executive         Chairman and Chief Executive
Ashland, Inc.                               Officer
P.O. Box 391                              CMS Energy Corporation
Ashland, KY 41114                         330 Town Center Drive
                                          Suite 1100
                                          Dearborn, MI 48126


Verne G. Istock                           John B. McCoy
Chairman of the Board                     President and Chief Executive Officer
BANK ONE CORPORATION                      BANK ONE CORPORATION
One First National Plaza                  One First National Plaza
Chicago, IL 60670-0554                    Chicago, IL 60670

CUSIP NO. 528933 10                  13D                           Page 17 of 18


Thomas E. Reilly, Jr.                     John C. Tolleson
Chairman of the Board                     Chairman and President
Reilly Industries, Inc.                   The Tolleson Group
300 North Meridian Street                 1601 Elm Street, 47th Floor
Suite 1500                                Dallas, TX 75201
Indianapolis, IN 46204-1763


John W. Rogers, Jr.                       David J. Vitale
Chairman and President                    Vice Chairman
Ariel Capital Management, Inc.            BANK ONE CORPORATION
307 North Michigan Avenue, Suite 500      One First National Plaza
Chicago, IL 60601                         Chicago, IL 60670-0458


Thekla R. Shackelford                     Robert D. Walter
Education Consultant                      Chairman and Chief Executive Officer
6020 Havens Road                          Cardinal Health, Inc.
Gahanna, OH 43230                         5555 Glendon Court
                                          Dublin, OH 43016

Alex Shumante                             CORPORATE SECRETARY
Managing Partner                          Sherman I. Goldberg
Squire, Sanders & Dempsey                 General Counsel
41 S. High Street, Suite 1300             BANK ONE CORPORATION
Columbus, OH 43215                        One First National Plaza
                                          Chicago, IL 60670

Frederick P. Stratton, Jr.                CORPORATE TREASURER
Chairman and Chief Executive Officer      Eileen M. Kennedy
Briggs & Stratton Corp.                   Treasurer
P.O. Box 702                              BANK ONE CORPORATION
Milwaukee, WI 53201                       One First National Plaza
                                          Chicago, IL 60670

CUSIP NO. 528933 10                  13D                           Page 18 of 18

                                                                      APPENDIX B

                   ITEM 5(c)--TRANSACTIONS IN THE PAST 60 DAYS

H. JEFFREY SCHWARTZ:

                  On August 12, 1998, Mr. Schwartz acquired 500 Common Shares, at a price of $18.375 per Common Share, and 500 Common Shares at a price of $18.50 per Common Share, for an aggregate purchase price of $18,437.50, in open market transactions effected through McDonald. On September 30, 1998, Mr. Schwartz acquired 529 Common Shares, with a value of $14.65 per Common Share on that date, from Lexford under a directors compensation plan as payment for directors fees.

GLENN C. POLLACK:

                  On September 30, 1998, Mr. Glenn Pollack acquired 529 Common Shares, with a value of $14.65 per Common Share on that date, from Lexford under a directors compensation plan as payment for directors fees.

BOCP:

                  Electronic transactions by BOCP for its own account and on behalf of its customers in the last sixty days are shown on the table attached as Appendix B-1. Appendix B-1 immediately follows the signature page to this
Schedule 13D. BOCP does not have the ability to track transactions made by its customers involving the transfer of physical certificates.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of October 9, 1998.


                                BROWN, GIBBONS, LANG & COMPANY, L.P, an
                                Ohio limited partnership

                                BY:  BROWN, GIBBONS, LANG & COMPANY, INC.,
                                     an Ohio corporation, its general partner


                                     By: /s/ Michael E. Gibbons
                                     Name: Michael E. Gibbons
                                     Title: President


                                BOCP HOLDINGS CORPORATION, an Ohio
                                corporation


                                By: /s/ James J. Henson
                                Name: James J. Henson
                                Title: Managing Director and General Counsel


                                FAIRMOUNT INVESTORS, a Colorado limited
                                liability limited partnership



                                By:  /s/ Edward C. Smith
                                     Edward C. Smith, its general partner



                                         /s/ Gary A. Zdolshek
                                ------------------------------------------
                                             Gary A. Zdolshek


                                         /s/ H. Jeffrey Schwartz
                                ------------------------------------------
                                            H. Jeffrey Schwartz


                                         /s/ Glenn C. Pollack
                                ------------------------------------------
                                             Glenn C. Pollack


                                         /s/ James C. George
                                ------------------------------------------
                                              James C. George



                                         /s/ Stanley E. Pollack
                                ------------------------------------------
                                            Stanley E. Pollack


                                                                                                      APPENDIX B-1
------------------------------------------------------------------------------------------------------------------
 BUY/SELL                  CUSTOMER NAME                QUANTITY          TRADE DATE  PRICE MARKET SETTLEMENT DATE
------------------------------------------------------------------------------------------------------------------
B    BOCP HOLDINGS INC                                  216,090            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    RAYMOND C CARLTON                                    1,000            09/28/98   17.00000   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    BETTY D RENNER                                       1,000            08/20/98   18.75000   O        08/25/98
------------------------------------------------------------------------------------------------------------------
B    JAMES S CHAPMAN                                      2,500            08/10/98   18.62500   O        08/13/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              7,500            08/11/98   18.37500   O        08/14/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              6,900            08/17/98   18.29530   O        08/20/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              8,100            08/19/98   18.28860   O        08/24/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              6,000            08/27/98   18.22920   O        09/01/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              6,000            08/28/98   17.72920   O        09/02/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698             12,500            08/31/98   17.37500   O        09/03/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698              9,400            09/15/98   18.00000   O        09/18/98
------------------------------------------------------------------------------------------------------------------
B    STATE AUTO MUTUAL INSURANCE CO 01003698             18,600            09/22/98   17.83000   O        09/30/98
------------------------------------------------------------------------------------------------------------------
B    MERICH GROUP INCORPORATED                            1,000            09/01/98   18.00000   O        09/04/98
------------------------------------------------------------------------------------------------------------------
B    MARILOU CHAPMAN REVOCABLE TR UAD 4/13/92             1,000            09/29/98   17.56250   O        10/02/98
------------------------------------------------------------------------------------------------------------------
B    MARGARET H RENNER REVOCABLE TRUST                      500            08/20/98   18.75000   O        08/25/98
------------------------------------------------------------------------------------------------------------------
B    JOHN W ADAMS                                         2,000            08/06/98   19.25000   O        08/11/98
------------------------------------------------------------------------------------------------------------------
B    WILLIAM ROBERTS                                      1,000            08/06/98   19.25000   O        08/11/98
------------------------------------------------------------------------------------------------------------------
B    JAMES C GEORGE                                     215,000            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    BROWN GIBBONS LANG & CO LP                          12,930            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    STANLEY POLLACK                                      4,310            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    FAIRMONT INVESTORS LLP                              94,826            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    GLENN C POLLACK                                     17,240            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    GARY A ZDOLSHEK                                     12,930            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    H JEFFREY SCHWARTZ ESQ                              73,274            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    ROBERT J BERGAMINI                                   1,000            09/28/98   16.87500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
B    KURT S BLANK SELF-DIRECTED IRA                         400            09/02/98   17.93750   O        09/08/98
------------------------------------------------------------------------------------------------------------------
B    DANIEL J JESSEE, SELF-DIRECTED IRA                   5,000            09/01/98   17.62500   O        09/04/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,000            08/06/98   19.25000   O        08/11/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           2,000            08/06/98   19.25000   O        08/11/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           2,500            08/10/98   18.62500   O        08/13/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           7,500            08/11/98   18.37500   O        08/14/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           6,900            08/17/98   18.29530   O        08/20/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           2,500            08/18/98   18.31250   O        08/21/98


------------------------------------------------------------------------------------------------------------------
B    BOCP HOLDINGS INC                                  216,090            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           5,600            08/19/98   18.27790   O        08/24/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,500            08/20/98   18.75000   O        08/25/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           6,000            08/27/98   18.22920   O        09/01/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           6,000            08/28/98   17.72920   O        09/02/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                          12,500            08/31/98   17.37500   O        09/03/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           5,000            09/01/98   17.62500   O        09/04/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,000            09/01/98   18.00000   O        09/04/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                             400            09/02/98   17.93750   O        09/08/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           9,400            09/15/98   18.00000   O        09/18/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                          18,600            09/22/98   17.83000   O        09/25/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,000            09/28/98   16.87500   O        10/01/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,000            09/28/98   17.00000   O        10/01/98
------------------------------------------------------------------------------------------------------------------
S    ERNST & CO                                           1,000            09/29/98   17.56250   O        10/02/98
------------------------------------------------------------------------------------------------------------------
S    EVEREN SECURITIES INC                              646,600            09/28/98   16.62500   O        10/01/98
------------------------------------------------------------------------------------------------------------------

                                                                       EXHIBIT A

                           This Exhibit A to Schedule 13D is filed pursuant to
the requirements of Rule 13d(1)(f)(1)(iii) and dated as of October 9, 1998. Each of the undersigned hereby: (i) agrees that the Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned, (ii) appoints Gary A. Zdolshek as the person designated to receive notices and communications related to this Schedule 13D, (iii) appoints Brown, Gibbons, Lang & Company, L.P. as its attorney-in-fact solely with respect to matters pertaining to the joint filing of this Schedule 13D via EDGAR, and (iv) disclaims beneficial ownership of any Common Shares held by any other Reporting Person.


                                   BROWN, GIBBONS, LANG & COMPANY, L.P, an Ohio limited partnership

                                   BY:  BROWN, GIBBONS, LANG & COMPANY, INC.,
                                        an Ohio corporation, its general partner


                                        By: /s/ Michael E. Gibbons
                                        Name: Michael E. Gibbons
                                        Title: President


                                   BOCP HOLDINGS CORPORATION, an Ohio
                                   corporation


                                   By: /s/ James J. Henson
                                   Name: James J. Henson
                                   Title: Managing Director and General Counsel


                                   FAIRMOUNT INVESTORS, a Colorado limited
                                   liability limited partnership



                                   By: /s/ Edward C. Smith
                                       Edward C. Smith, its general partner



                                              /s/ Gary A. Zdolshek
                                   -------------------------------------------
                                               Gary A. Zdolshek


                                              /s/ H. Jeffrey Schwartz
                                   -------------------------------------------
                                               H. Jeffrey Schwartz

                                              /s/ Glenn C. Pollack
                                   -------------------------------------------
                                               Glenn C. Pollack


                                              /s/ James C. George
                                   -------------------------------------------
                                               James C. George



                                              /s/ Stanley E. Pollack
                                   -------------------------------------------
                                               Stanley E. Pollack

                                                                       EXHIBIT B
MARGIN AGREEMENT        BANC ONE CAPITAL MARKETS, INC.


In consideration of Banc One Capital Markets, Inc. opening one or more accounts on my behalf, I (we) jointly and severally represent and agree to the terms set forth below. Throughout this agreement, "I", "me" and "my" refer to each applicant who signed the agreement and if more than one applicant, they are jointly and severally bound. "You" and "your" shall refer to Banc One Capital Markets, Inc..

1. I hereby grant a general lien and security interest to you in all monies, securities, negotiable instruments or other property (collectively "Property") in my account(s), now or in the future, or held by you for me, or in your control or possession, in order to secure any liability or indebtedness owed by me to you, whether arising from margin requirements, brokerage charges, losses in the account(s) or interest charges.

2. I understand that you may, at your discretion and without notice to me, apply and/or transfer any securities, contracts relating thereto, cash or any other property therein, interchangeably between any of my accounts, whether individual or joint from any of my accounts to any account guaranteed by me.

3. I will maintain at all times such margins as you may in your discretion require and will pay on demand any debit balance owing with respect to any of my accounts. I understand that your margin requirements may exceed those set by any exchange or regulatory authority, and may differ from those established for other accounts with your firm. You retain the right to require additional margin at any time you deem it necessary or advisable. Any such call for additional collateral may be met by delivery of additional marginable securities or cash.

4. I understand that you may, whenever in your discretion you deem it desirable for your protection (and without the necessity of a margin call), without prior demand, tender, and without any notice of the time or place of sales, sell any or all securities or contracts relating thereto which may be in your possession or which you may be carrying for me. You shall have the right to purchase for your own account any or all of the aforesaid property at such sale, discharged of any right of redemption, which is hereby waived. I will be liable to you for any deficiencies in the account in the event of such liquidation of the account(s) in whole or in part by you.

5. All transactions in any of my accounts are to be paid for or required margin deposited no later than 2:00 p.m. Eastern time on the settlement date.

6. I agree to be charged interest on any credit extended to or maintained for me by you for the purpose of purchasing, carrying or trading in any security. The interest rate charged shall be determined as explained in the "Credit Disclosure Statement" which you have delivered to me.

7. You are hereby authorized to lend separately or together with the property of others either to yourselves or to others the property which you may be carrying for me on margin. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice of revocation is received by you.

8. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived.

9. This agreement is entered into IN ADDITION TO, and does not replace or nullify, the Customer Agreement entered into by the same parties. This Margin Agreement is also governed by the pre-dispute arbitration agreement, as outlined in the Customer Agreement.

I REPRESENT THAT I HAVE READ THE ABOVE TERMS AND CONDITIONS GOVERNING THIS ACCOUNT AND AGREE TO BE BOUND BY SUCH TERMS AND CONDITIONS AS CURRENTLY IN EFFECT AND AS MAY BE AMENDED FROM TIME TO TIME.


--------------------      ------------------------------------------------------
Date                      Customer Signature


--------------------      ------------------------------------------------------
Account number            Signature, If Joint Account
                                                                      Rev. 10/98